Exhibit 99.3

THIS GUARANTEE INDENTURE dated as of February 14, 2017;

AMONG:

BROOKFIELD RENEWABLE PARTNERS L.P., an exempted limited partnership formed under the laws of Bermuda,

(hereinafter referred to as the “Partnership”),

- and -

BROOKFIELD RENEWABLE ENERGY L.P., an exempted limited partnership formed under the laws of Bermuda,

(hereinafter referred to as “BRELP”),

- and -

BROOKFIELD BRP HOLDINGS (CANADA) INC., a corporation incorporated under the laws of the Province of Ontario,

(hereinafter referred to as “NA Holdco”),

- and -

BRP BERMUDA HOLDINGS I LIMITED, an exempted company incorporated under the laws of Bermuda,

(hereinafter referred to as “Latam Holdco”),

- and -

BROOKFIELD BRP EUROPE HOLDINGS (BERMUDA) LIMITED, an exempted company incorporated under the laws of Bermuda,

(hereinafter referred to as “Euro Holdco”),

- and -

BROOKFIELD RENEWABLE INVESTMENTS LIMITED, an exempted company incorporated under the laws of Bermuda, (hereinafter referred to as “Investco”, and collectively with BRELP, NA Holdco, Latam Holdco and Euro Holdco the “Guarantors”),

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company organized and existing under the laws of Canada,

(hereinafter referred to as the “Security Trustee”).

WHEREAS pursuant to the terms of this guarantee indenture (the “Guarantee”) the Guarantors have agreed to guarantee in favour of the Holders (as defined below) the payment of the Series 11 Preferred LP Unit Obligations (as defined below), pursuant to the terms of the Series 11 Preferred LP Units (as defined below);

AND WHEREAS as at the date hereof, the Partnership has authorized for issuance up to 10,000,000 Series 11 Preferred LP Units;

AND WHEREAS the Series 11 Preferred LP Units are, on certain terms and conditions, convertible to Series 12 Preferred LP Units (as defined below) and the Series 12 Preferred LP Units are, on certain terms and conditions, convertible to Series 11 Preferred LP Units;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Guarantee and to make the same legal, valid and binding upon the Guarantors;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Guarantors and not by the Security Trustee;

NOW THEREFORE THIS GUARANTEE WITNESSES that for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

1.1                                                                               Definitions

For all purposes of this Guarantee, except as otherwise expressly provided or unless the context otherwise requires:

(a)                                 the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(b)                                 the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Guarantee as a whole and not to any particular Article, Section or other subdivision; and

(c)                                  all references to “the Guarantee” or “this Guarantee” are to this Guarantee as modified, supplemented or amended from time to time.

In addition, the following terms shall have the following meanings:

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person;

“Authorized Investments” has the meaning given to such term in Section 5.7;

“Board Resolution” means, with respect to a Guarantor, a copy of a resolution duly passed by the board of directors (or the equivalent) of the Governing Body of such Guarantor, to be in full force and effect on the applicable date, and delivered to the Security Trustee;

“BRELP” means Brookfield Renewable Energy L.P.;

“BRP Equity” means Brookfield Renewable Power Preferred Equity Inc.;

“BRP Equity Preferred Share Guarantee Indenture” means, with respect to any Guarantor, any present or future guarantee indenture entered into by that Guarantor with respect to any outstanding Class A Preference Shares issued by BRP Equity among BRP Equity, the Security Trustee, the Partnership and any one or more of the Guarantors pursuant to which the Partnership and the Guarantors have guaranteed certain obligations with respect to such Class A Preference Shares of BRP Equity;

“BRP Equity Preferred Share Guarantee Obligations” means, with respect to any Guarantor, all indebtedness, liabilities and obligations of such Guarantor under or pursuant to the BRP Equity Preferred Share Guarantee Indentures to which such Guarantor is a party;

“Business Day” means a day other than a Saturday, a Sunday or any other day that is a statutory or civic holiday in Toronto, Canada;

“CBCA” means the Canada Business Corporations Act;

“Class A Preferred LP Units” means class A preferred limited partnership units, of which the Partnership is authorized to issue an unlimited number pursuant to its limited partnership agreement;

“Control” means the control by one Person of another Person in accordance with the following: a Person (“A”) controls another Person (“B”) where A has the power to determine the management and policies of B by contract or status (for example the status of A being the general partner of B) or by virtue of beneficial ownership of or control over a majority of the voting interests in B; and, for certainty and without limitation, if A owns or has control over shares to which are attached more than 50% of the votes permitted to be cast in the election of directors to the board of directors (or the equivalent) of the Governing Body of B or A is the general partner of B, a limited partnership, then in each case A Controls B for this purpose, and the term “Controlled” has the corresponding meaning;

“Corporate Trust Office” means the office of the Security Trustee, at which at any particular time its corporate trust business shall be principally administered, which office on the date of execution of this Guarantee is located at 100 University Ave, 11th Floor, Toronto ON M5J 2Y1;

“Euro Holdco” means Brookfield BRP Europe Holdings (Bermuda) Limited;

“Event of Default” has the meaning given to such term in Section 4.2;

“Governing Body” means (i) with respect to a corporation or limited company, such corporation or limited company, (ii) with respect to a limited liability company, a manager or managing partner of such limited liability company, (iii) with respect to a limited partnership, a general partner of such limited partnership (or if any such general partner is itself a partnership, such general partner’s general partner), (iv) with respect to a general partnership, the managing partner (or if there is no managing partner, each partner), and (v) with respect to any other Person, the Person that has the power to determine the management and policies of such Person by status, and in the case of each of (i) through (v) includes any Person to whom such Person has delegated any power or authority;

“Guaranteed Obligations” has the meaning given to such term in Section 3.4;

“Guarantors” means, collectively, BRELP, NA Holdco, Latam Holdco, Euro Holdco and Investco and their respective successors and assigns; and “Guarantor” means any of them;

“Guarantor Order” or “Guarantor Request” means, with respect to a Guarantor, a written request or order signed in the name of such Guarantor by any officer or director (or the equivalent) of the Governing Body of such Guarantor and delivered to the Security Trustee;

“Holders” means the registered holders of the Series 11 Preferred LP Units from time to time, provided that, in determining whether the Holders of the requisite percentage of the aggregate Liquidation Amount of outstanding Series 11 Preferred LP Units have given any request, notice, consent or waiver hereunder, “Holders” shall not include the Guarantors or any Affiliate of the Guarantors;

“Investco” means Brookfield Renewable Investments Limited;

“Latam Holdco” means BRP Bermuda Holdings I Limited;

“Liquidation Amount” means an amount equal to $25.00 per Series 11 Preferred LP Unit or Series 12 Preferred LP Unit plus an amount equal to all declared and unpaid distributions up to, but excluding, the date fixed for payment or distribution;

“NA Holdco” means Brookfield BRP Holdings (Canada) Inc.;

“Officer’s Certificate” means, with respect to a Guarantor, a certificate signed by any officer or director (or the equivalent) of the Governing Body of such Guarantor and delivered to the Security Trustee;

“Opinion of Counsel” means a written opinion of counsel, who may be counsel for a Guarantor, including an employee of a Guarantor, a Governing Body of a Guarantor or the Partnership, and who shall be acceptable to the Security Trustee;

“Partnership” means Brookfield Renewable Partners L.P.;

“Person” means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof;

“Preferred LP Unit Obligation” means either a Series 11 Preferred LP Unit Obligation or a Series 12 Preferred LP Unit Obligation;

“Responsible Officer”, when used with respect to the Security Trustee, means any President, Senior Vice President, General Manager, Manager — Client Services, Manager — Corporate Trust, Manager — Mortgage-Backed Securities, Manager — Stock Transfer & Client Services, Associate Trust Officer, Corporate Trust Officer, Professional — Mortgage-Backed Securities of the Security Trustee and any other officer of the Security Trustee customarily performing functions similar to those performed by any of the above-designated officers, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject;

“Security Trustee” means Computershare Trust Company of Canada;

“Senior Indebtedness” shall mean, in respect of any Guarantor, the principal of and the interest and premium (or any other amounts payable thereunder), if any, on:

(i)                                     all indebtedness (including any indebtedness to trade creditors), liabilities and obligations of such Guarantor (other than the Series 11 Preferred LP Unit Obligations, the Guaranteed Obligations and the BRP Equity Preferred Share Guarantee Obligations), whether outstanding on the date of this Guarantee or thereafter created, incurred, assumed or guaranteed; and

(ii)                                  all renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations;

except only for any such indebtedness, liabilities or obligations that are, pursuant to the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations, expressly pari passu with or subordinate in right of payment to the Series 11 Preferred LP Unit Obligations;

“Series 11 Preferred LP Unit Obligations” means all financial liabilities and obligations of the Partnership to the Holders in respect of the Series 11 Preferred LP Units including or in respect of (i) any declared and unpaid distributions on the Series 11 Preferred LP Units, (ii) the Series 11 Redemption Price and all declared and unpaid distributions up to, but excluding, the date fixed for redemption with respect to Series 11 Preferred LP Units called for redemption, and (iii) the Liquidation Amount payable on the Series 11 Preferred LP Units upon a voluntary or involuntary dissolution, liquidation or winding up of the Partnership, without regard to the amount of assets of the Partnership available for distribution;

“Series 11 Preferred LP Units” means the Class A Preferred LP Units, Series 11 of the Partnership;

“Series 11 Redemption Price” means $25.00 per Series 11 Preferred LP Unit redeemed;

“Series 12 Preferred LP Unit Obligations” means all financial liabilities and obligations of the Partnership to the Holders in respect of the Series 12 Preferred LP Units including or in respect of (i) any declared and unpaid distributions on the Series 12 Preferred LP Units, (ii) the Series 12 Redemption Price and all declared and unpaid distributions up to, but excluding, the date fixed for redemption with respect to Series 12 Preferred LP Units called for redemption, and (iii) the Liquidation Amount payable on the Series 12 Preferred LP Units upon a voluntary or involuntary dissolution, liquidation or winding up of the Partnership, without regard to the amount of assets of the Partnership available for distribution;

“Series 12 Preferred LP Units” means the Class A Preferred LP Units, Series 12 of the Partnership; and

“Series 12 Redemption Price” means the following per Series 12 Preferred LP Unit redeemed: (i) $25.00 in the case of redemptions on April 30, 2027 and on April 30 every five years thereafter (each a “Series 12 Preferred LP Unit Reclassification Date”); or (ii) $25.50 in the case of redemptions on any date which is not a Series 12 Preferred LP Unit Reclassification Date on or after April 30, 2022.

1.2                                                                               Compliance Certificates and Opinions

Upon any application or request by a Guarantor to the Security Trustee to take any action under any provision of this Guarantee, such Guarantor shall furnish to the Security Trustee an Officer’s Certificate stating that all conditions precedent, if any, provided for in this Guarantee (including any covenant compliance with which constitutes a condition precedent) relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of certain documents is specifically required by any provision of this Guarantee relating to such particular application or request, no additional certificate or opinion need be furnished.

In addition to the foregoing, every certificate or opinion with respect to compliance with a covenant or condition provided for in this Guarantee (other than as otherwise specified herein) shall include:

(a)                                 a statement that each individual signing such certificate or opinion has read and understood such covenant or condition and the definitions herein relating thereto;

(b)                                 a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)                                  a statement that, in the opinion of each such individual, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d)                                 a statement as to whether, in the opinion of each such individual, such covenant or condition has been complied with.

1.3                                                                               Form of Documents Delivered to Security Trustee

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Governing Body of a Guarantor may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his or her certificate or opinion is based are erroneous.  Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Governing Body of a Guarantor stating that the information with respect to such factual matters is in the possession of such Guarantor, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Guarantee, they may, but need not, be consolidated and form one instrument.

1.4                                                                               Acts of Holders

(a)                                 Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Guarantee to be given or taken by one or more Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed by them in writing.  Except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Security Trustee and, where it is hereby expressly required, to the Guarantors and/or the Partnership.  Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments.  Proof of execution of any such instrument or of a writing appointing any such agent, or of the holding by any Person of a Series 11 Preferred LP Unit, shall be sufficient for any purpose of this Guarantee and conclusive in favour of the Security Trustee, the Guarantors and the Partnership, if made in the manner provided in this Section.

(b)                                 The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof.  Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of authority.  The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner that the Security Trustee deems sufficient.

(c)                                  If a Guarantor shall solicit from the Holders of Series 11 Preferred LP Units any request, demand, authorization, direction, notice, consent, waiver or other Act, such Guarantor may, at its option, by or pursuant to a Board Resolution, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but such Guarantor shall have no obligation to do so.  Such record date shall be the record date specified in or pursuant to such Board Resolution, which shall be a date not earlier than the date 30 days prior to the first solicitation of Holders generally in connection therewith and not later than the date such solicitation is completed.  If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite percentage of outstanding Series 11 Preferred LP Units have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the outstanding Series 11 Preferred LP Units shall be computed as of such record date; provided that no such authorization, agreement or consent by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Guarantee not later than eleven months after the record date.

1.5                                                                               Notices, Etc. to Security Trustee and Guarantors

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other documents provided or permitted by this Guarantee to be made upon, given or furnished to, or filed with:

(a)                                 the Security Trustee by any Holder, any Guarantor or the Partnership shall be sufficient for every purpose hereunder if in writing and delivered, mailed (first-class postage prepaid) or sent by facsimile to the Security Trustee at 100 University Ave, 11th Floor, Toronto ON M5J 2Y1 Attention: Manager, Corporate Trust, Facsimile No. 416-981-9777; or

(b)                                 the Partnership by any Holder, the Security Trustee or any Guarantor shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and delivered, mailed (first-class postage prepaid) or sent by facsimile to the Partnership addressed to it at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda or at any other address previously furnished in writing to the Security Trustee by the Partnership, Attention: Corporate Secretary, Facsimile No. 441-296-4475; or

(c)                                  BRELP by any Holder, the Security Trustee, any other Guarantor or the Partnership shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and delivered, mailed (first-class postage prepaid) or sent by facsimile to BRELP addressed to it at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda or at any other address previously furnished in writing to the Security Trustee by BRELP, Attention: Corporate Secretary, Facsimile No. 441-296-4475; or

(d)                                 NA Holdco by any Holder, the Security Trustee, any other Guarantor or the Partnership shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and delivered, mailed (first-class postage prepaid) or sent by facsimile to NA Holdco addressed to it at Suite 1700 - 180 Kent St., Ottawa ON K1P 0B6, or at any other address previously furnished in writing to the Security Trustee by NA Holdco, Attention: Corporate Secretary, Facsimile No. 819-561-7188; or

(e)                                  Latam Holdco by any Holder, the Security Trustee, any other Guarantor or the Partnership shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and delivered, mailed (first-class postage prepaid) or sent by facsimile to Latam Holdco addressed to it at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda or at any other address previously furnished in writing to the Security Trustee by Latam Holdco, Attention: Corporate Secretary, Facsimile No. 441-296-4475; or

(f)                                   Euro Holdco by any Holder, the Security Trustee, any other Guarantor or the Partnership shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and delivered, mailed (first-class postage prepaid)

or sent by facsimile to Euro Holdco addressed to it at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda or at any other address previously furnished in writing to the Security Trustee by Euro Holdco, Attention: Corporate Secretary, Facsimile No. 441-296-4475; or

(g)                                  Investco by any Holder, the Security Trustee, any other Guarantor or the Partnership shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and delivered, mailed (first-class postage prepaid) or sent by facsimile to Investco addressed to it at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda or at any other address previously furnished in writing to the Security Trustee by Investco, Attention: Corporate Secretary, Facsimile No. 441-296-4475.

Any delivery made or facsimile sent on a day other than a Business Day, or after 3:00 p.m. (Toronto time) on a Business Day, shall be deemed to be received on the next following Business Day.  Anything mailed shall not be deemed to have been given until it is actually received.  A Guarantor or the Partnership may from time to time notify the Security Trustee of a change in address or facsimile number which thereafter, until changed by like notice, shall be the address or facsimile number of the Guarantor or the Partnership for all purposes of this Guarantee.

1.6                                                                               Notice to Holders; Waiver

Where this Guarantee provides for notice of any event to the Holders of Series 11 Preferred LP Units by the Guarantors or the Security Trustee, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder at the Holder’s address as it appears in the list of Holders as provided by the Partnership, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice or in any other manner from time to time permitted by applicable laws, including, without limitation, internet-based or other electronic communications.  In any case where notice to the Holders of Series 11 Preferred LP Units is given by mail, neither the accidental failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders of Series 11 Preferred LP Units, but upon such failure to mail or such defect in any notice so mailed being discovered, the notice (as corrected to address any defects) shall be mailed forthwith to such Holder.  Any notice mailed to a Holder in the manner herein prescribed shall be conclusively deemed to have been received by such Holder, whether or not such Holder actually receives such notice.

Any request, demand, authorization, direction, notice, consent or waiver required or permitted under this Guarantee shall be in the English language.

Where this Guarantee provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.  Waivers of notice by Holders shall be filed with the Security Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

1.7                                                                               Effect of Headings and Table of Contents

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

1.8                                                                               Successors and Assigns

All covenants and agreements in this Guarantee by the Guarantors shall bind their respective successors and assigns, whether so expressed or not.

1.9                                                                               Severability Clause

In case any provision in this Guarantee shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

1.10                                                                        Governing Law

This Guarantee shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.11                                                                        No Recourse Against Certain Persons

A director (or the equivalent for a Guarantor that is not a corporation), officer, employee or securityholder, as such, of a Guarantor or the Governing Body of a Guarantor shall not have any liability for any obligations of such Guarantor under this Guarantee or for any claim based on, in respect of or by reason of such obligations or its creation.  Each of the parties hereto acknowledges that BRELP is a limited partnership and that there is no recourse to the limited partners of BRELP.

1.12                                                                        Multiple Originals

The parties may sign any number of copies of this Guarantee.  Each signed copy shall be an original, but all of them together represent the same agreement.  One signed copy is enough to prove this Guarantee.

1.13                                                                        Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en decouleront soient rediges et exécutés en langue anglaise.  The parties hereto have required that this Guarantee and all documents and notices related thereto be drafted and executed in English.

1.14                                                                        Force Majeure

The Security Trustee shall not be liable to any party to this Guarantee, or held in breach of this Guarantee by any party to this Guarantee, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of acts of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures).  Performance times applicable to the Security Trustee’s obligations under this Guarantee shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

ARTICLE 2
GUARANTEE

2.1                                                                               Guarantee

The Guarantors irrevocably and unconditionally, jointly and severally, guarantee in favour of the Holders the due and punctual payment of the Series 11 Preferred LP Unit Obligations, regardless of any defense (except for the defense of payment by the Partnership), right of set-off or counterclaim which a Guarantor may have or assert.  Each Guarantor’s obligation to pay Series 11 Preferred LP Unit Obligations may be satisfied by (i) direct payment to the Holders or (ii) payment to the Holders through the facilities of the Security Trustee.  A Guarantor shall give prompt written notice to the Security Trustee in the event it makes a direct payment to the Holders hereunder.

2.2                                                                               Waiver of Notice

Each Guarantor hereby waives notice of acceptance of this Guarantee.

2.3                                                                               Guarantee Absolute

Each Guarantor guarantees that the Series 11 Preferred LP Unit Obligations will be paid strictly in accordance with the terms of the Series 11 Preferred LP Units and this Guarantee within the time required by Section 2.1, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any such terms or the rights of the Holders with respect thereto.  The liability of each Guarantor under this Guarantee shall be absolute and unconditional irrespective of:

(a)                                 any sale, transfer or assignment by any Holder of any Series 11 Preferred LP Units or any right, title, benefit or interest of such Holder therein or thereto;

(b)                                 any amendment or change in or to, or any waiver of, any of the terms of the Series 11 Preferred LP Units;

(c)                                  any change in the name, objects, constitution, capacity, capital or the constating documents of a Guarantor;

(d)                                 any change in the name, objects, constitution, capacity, capital or the constating documents of the Partnership;

(e)                                  any partial payment by the Partnership, or any release or waiver, by operation of law or otherwise, of the performance or observance by the Partnership of any express or implied agreement, covenant, term or condition relating to the Series 11 Preferred LP Units to be performed or observed by the Partnership;

(f)                                   the extension of time for the payment by the Partnership of all or any portion of the Series 11 Preferred LP Unit Obligations or the extension of time for the performance of any other obligation under, arising out of, or in connection with, the Series 11 Preferred LP Units;

(g)                                  any failure, omission, delay or lack of diligence on the part of the Holders to enforce, assert or exercise any right, privilege, power or remedy conferred on the Holders pursuant to the terms of the Series 11 Preferred LP Units, or any action on the part of the Partnership granting indulgence or extension of any kind;

(h)                                 subject to Section 4.1(c), the recovery of any judgment against the Partnership, any voluntary or involuntary liquidation, dissolution, sale of any collateral, winding up, merger or amalgamation of the Partnership or a Guarantor, any sale or other disposition of all or substantially all of the assets of the Partnership, or any judicial or extrajudicial receivership, insolvency, bankruptcy, assignment for the benefit of, or proposal to, creditors, reorganization, moratorium, arrangement, composition with creditors, or readjustment of debt of, or other proceedings affecting the Partnership, a Guarantor or any of the assets of the Partnership or a Guarantor;

(i)                                     any circumstance, act or omission that would prevent subrogation operating in favour of a Guarantor;

(j)                                    any invalidity of, or defect or deficiency in, the Series 11 Preferred LP Units or this Guarantee;

(k)                                 the settlement or compromise of any obligation guaranteed hereby or hereby incurred; or

(l)                                     any other circumstance, act or omission that might otherwise constitute a defence available to, or a discharge of, the Partnership in respect of any of the Series 11 Preferred LP Unit Obligations, or a Guarantor in respect of any of the Series 11 Preferred LP Unit Obligations (other than, and to the extent of, the payment or satisfaction thereof), it being the intent of the Guarantors that their obligations in respect of the Series 11 Preferred LP Unit Obligations shall be absolute and unconditional under all circumstances and shall not be discharged except by payment in full of the Series 11 Preferred LP Unit Obligations.  The Holders shall not be bound or obliged to exhaust their recourse against the Partnership or any other Persons or to take any other action before being entitled to demand payment from the Guarantors hereunder.

There shall be no obligation of the Holders to give notice to, or obtain the consent of, any or all of the Guarantors with respect to the happening of any of the foregoing.

2.4                                                                               Continuing Guarantee

This Guarantee shall apply to and secure any ultimate balance due or remaining due to the Holders in respect of the Series 11 Preferred LP Unit Obligations and shall be binding as an absolute and continuing obligation of each Guarantor.  This Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time payment of any of the Series 11 Preferred LP Unit Obligations must or may be rescinded, is declared or may become voidable, or must or may otherwise be returned by the Holders for any reason, including the insolvency, bankruptcy, dissolution or reorganization of the Partnership or upon or as a result of the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to the Partnership or any substantial part of its property, all as though such payment had not been made.  If at any time the Partnership is precluded from making payment when due in respect of any Series 11 Preferred LP Unit Obligations by reason of the provisions of its organizational documents or otherwise, such amounts shall nonetheless be deemed to be due and payable by the Partnership to the Holders for all purposes of this Guarantee and the Series 11 Preferred LP Unit Obligations shall be immediately due and payable to the Holders.  This is a guarantee of payment, and not merely a deficiency or collection guarantee.

2.5                                                                               Rights of Holders

Each Guarantor expressly acknowledges that: (i) this Guarantee will be deposited with the Security Trustee to be held for the benefit of the Holders; and (ii) the Security Trustee has the right to enforce this Guarantee on behalf of the Holders.

2.6                                                                               Guarantee of Payment

If the Partnership shall fail to pay any of the Series 11 Preferred LP Unit Obligations when due, the Guarantors shall, jointly and severally, pay to the Holders the Series 11 Preferred LP Unit Obligations immediately after demand made in writing by one or more Holders or the Security Trustee, but in any event within 15 days of any failure by the Partnership to pay the Series 11 Preferred LP Unit Obligations when due, without any evidence that the Holders or the Security Trustee have demanded that the Partnership or the Guarantors pay any of the Series 11 Preferred LP Unit Obligations or that the Partnership has failed to do so.

2.7                                                                               Subrogation

The Guarantors shall have no right of subrogation in respect of any payment made to the Holders hereunder until such time as the Series 11 Preferred LP Unit Obligations have been fully satisfied.  In the case of the liquidation, dissolution, winding-up or bankruptcy of the Partnership (whether voluntary or involuntary), or if the Partnership makes an arrangement or compromise or proposal with its creditors, the Holders shall have the right to rank for their full claim and to receive all distributions or other payments in respect thereof until their claims have been paid in full, and the Guarantors shall continue to be liable, jointly and severally, to the Holders for any balance which may be owing to the Holders by the Partnership.  The Series 11 Preferred LP Unit Obligations shall not, however, be released, discharged, limited or affected by the failure or omission of the Holders to prove the whole or part of any claim against the Partnership.  If any amount is paid to a Guarantor on account of any subrogation arising hereunder at any time when the Series 11 Preferred LP Unit Obligations have not been fully satisfied, such amount shall be held in trust by such Guarantor for the benefit of the Holders and shall forthwith be paid to the Holders to be credited and applied against the Series 11 Preferred LP Unit Obligations.

2.8                                                                               Independent Obligations

Each Guarantor acknowledges that its obligations hereunder are independent of the obligations of the Partnership with respect to the Series 11 Preferred LP Units and that such Guarantor shall be liable to make payment of the Series 11 Preferred LP Unit Obligations pursuant to the terms of this Guarantee notwithstanding the occurrence of any event referred to in subsections (a) through (l), inclusive, of Section 2.3 and regardless of whether the Holders make a demand upon such Guarantor.  Each Guarantor will pay the Series 11 Preferred LP Unit Obligations without regard to any equities between it and the Partnership or any defence or right of set-off, compensation, abatement, combination of accounts or cross-claim that it or the Partnership or the other Guarantors may have.

2.9                                                                               Guarantors to Investigate Financial Condition of the Partnership

Each Guarantor acknowledges that it has fully informed itself about the financial condition of the Partnership.  Each Guarantor assumes full responsibility for keeping fully informed of the financial condition of the Partnership and all other circumstances affecting the Partnership’s ability to pay the Series 11 Preferred LP Unit Obligations.

ARTICLE 3
SUBORDINATION OF OBLIGATIONS TO SENIOR INDEBTEDNESS AND PARI PASSU RANKING WITH CERTAIN OTHER OBLIGATIONS

3.1                                                                               Applicability of Article

The obligations of each Guarantor hereunder shall be subordinate and subject in right of payment, to the extent and in the manner hereinafter set forth in the following sections of this Article 3, to the prior payment in full of all Senior Indebtedness of such Guarantor, and the Security Trustee and each Holder of Series 11 Preferred LP Units as a condition to and by acceptance of the benefits conferred hereby agrees to and shall be bound by the provisions of this Article 3.

3.2                                                                               Order of Payment

Upon any distribution of the assets of a Guarantor on any dissolution, winding up, liquidation or reorganization of such Guarantor (whether in bankruptcy, insolvency or receivership proceedings, or upon an “assignment for the benefit of creditors” or any other marshalling of the assets and liabilities of such Guarantor, or otherwise):

(a)                                 all Senior Indebtedness of such Guarantor shall first be paid in full, or provision made for such payment, before any payment is made on account of the Series 11 Preferred LP Unit Obligations; and

(b)                                 any payment or distribution of assets of such Guarantor, whether in cash, property or securities, to which the Holders of the Series 11 Preferred LP Units or the Security Trustee on behalf of such Holders would be entitled except for the provisions of this Article 3, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of Senior Indebtedness of such Guarantor or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, to the extent necessary to pay all Senior Indebtedness of such Guarantor in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness.

3.3                                                                               Subrogation to Rights of Holders of Senior Indebtedness

Subject to the payment in full of all Senior Indebtedness of a Guarantor, the Holders of the Series 11 Preferred LP Units shall be subrogated to the rights of the holders of Senior Indebtedness of such Guarantor to receive payments or distributions of assets of such Guarantor (to the extent of the application thereto of such payments or other assets which would have been received by the Holders of the Series 11 Preferred LP Units but for the provisions hereof) until the Series 11 Preferred LP Unit Obligations shall be paid in full, and no such payments or distributions to the Holders of the Series 11 Preferred LP Units of cash, property or securities, which otherwise would be payable or distributable to the holders of such Senior Indebtedness, shall, as between such Guarantor, its creditors (other than the holders of Senior Indebtedness), and the Holders of Series 11 Preferred LP Units, be deemed to be a payment by such Guarantor to the holders of such Senior Indebtedness or on account of such Senior Indebtedness, it being understood that the provisions of this Article 3 are and are intended solely for the purpose of defining the relative rights of the Holders of the Series 11 Preferred LP Units, on the one hand, and the holders of Senior Indebtedness of such Guarantor, on the other hand.

3.4                                                                               Pari Passu Ranking

(a)                                 Notwithstanding anything herein contained to the contrary, the obligations of each Guarantor hereunder rank on a pro rata and pari passu basis with the obligations of such Guarantor under the Series 12 Preferred LP Unit Obligations and with any other obligations of such Guarantor in respect of similar guarantees that may be provided by such Guarantor in respect of other series of Class A Preferred LP Units of the Partnership (collectively, the “Guaranteed Obligations”) and with all BRP Equity Preferred Share Guarantee Obligations. All Guaranteed Obligations are expressly pari passu with all BRP Equity Preferred Share Guarantee Obligations for purposes of all BRP Equity Preferred Share Guarantee Indentures.

(b)                                 The Guarantors jointly and severally agree that except (i) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any outstanding Class A preference shares issued by BRP Equity, or (ii) using the net cash proceeds of a substantially concurrent issue of  preference shares of BRP Equity or equity securities (including, for greater certainty, preference securities or common securities) of the Partnership or any Guarantor, the Guarantors will not permit BRP Equity to redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any of its Class A preference shares unless, in each such case, all accrued (whether or not declared) and unpaid distributions on the Series 11 Preferred LP Units up to and including the distribution payable for the last completed distribution period of the Series 11 Preferred LP Units have been declared and paid or set apart for payment.

3.5                                                                               Obligation to Pay Not Impaired

Nothing contained in this Article 3 or elsewhere in this Guarantee or in the Series 11 Preferred LP Units is intended to or shall impair, as between a Guarantor, its creditors (other than the holders of Senior Indebtedness), and the Holders of the Series 11 Preferred LP Units, the obligation of such Guarantor, which is absolute and unconditional, to pay to the Holders of the Series 11 Preferred LP Units the Series 11 Preferred LP Unit Obligations in accordance herewith, as and when the same shall become due and payable in accordance with this Guarantee, or affect the relative rights of the Holders of the Series 11 Preferred LP Units and creditors of such Guarantor other than the holders of the Senior Indebtedness; nor shall anything herein or therein prevent the Security Trustee or the Holder of any Series 11 Preferred LP Unit from exercising all remedies otherwise permitted by applicable law upon default under this Guarantee, subject to the rights, if any, under this Article 3 of the holders of Senior Indebtedness in respect of cash, property or securities of a Guarantor that are received upon the exercise of any such remedy.

3.6                                                                               No Payment if Senior Indebtedness in Default

Upon the maturity of any Senior Indebtedness of a Guarantor by lapse of time, acceleration, demand or otherwise, then, except as provided in Section 3.7, all principal of and interest on all such matured Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment by such Guarantor is made on account of the Series 11 Preferred LP Unit Obligations.

In case of default with respect to any Senior Indebtedness of a Guarantor permitting the holders thereof to accelerate the maturity thereof, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of the Series 11 Preferred LP Units or otherwise) shall be made by such Guarantor with respect to the Series 11 Preferred LP Unit Obligations, and neither the Security Trustee nor the Holders of Series 11 Preferred LP Units shall be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit from such Guarantor (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Series 11 Preferred LP Unit Obligations after the happening of such a default (except as provided in Section 3.8), and unless and until such default shall have been cured or waived or shall have ceased to exist, such payments received from such Guarantor shall be held in trust for the benefit of, and, if and when the Senior Indebtedness of such Guarantor shall have become due and payable, shall be paid over to, the holders of such Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing an amount of such Senior Indebtedness remaining unpaid, until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

The fact that any payment hereunder is prohibited by this Section 3.6 shall not prevent the failure to make such payment from being an Event of Default hereunder.

3.7                                                                               Payment on Series 11 Preferred LP Units Permitted

Nothing contained in this Article 3 or elsewhere in this Guarantee, or in any of the Series 11 Preferred LP Units, shall affect the obligation of a Guarantor to make, or prevent such Guarantor from making, at any time except during the pendency of any dissolution, winding up or liquidation of such Guarantor or reorganization proceedings specified in Section 3.2 affecting the affairs of such Guarantor, any payment on account of the Series 11 Preferred LP Unit Obligations, except that such Guarantor shall not make any such payment other than as contemplated by this Article 3, if it is in default in payment of any of its Senior Indebtedness.  The fact that any such payment is prohibited by this Section 3.7 shall not prevent the failure to make such payment from being an Event of Default hereunder.  Nothing contained in this Article 3 or elsewhere in this Guarantee, or in any of the Series 11 Preferred LP Units, shall prevent the application by the Security Trustee of any moneys deposited with the Security Trustee hereunder for the purpose so deposited, to the payment of or on account of the Series 11 Preferred LP Unit Obligations unless and until the Security Trustee shall have received written notice from a Guarantor or from the holder of Senior Indebtedness or from the representative of any such holder of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof.

3.8                                                                               Confirmation of Subordination

As a condition to the benefits conferred hereby on each Holder of Series 11 Preferred LP Units, each such Holder by acceptance thereof authorizes and directs the Security Trustee, on the Holder’s behalf, to take such action as may be necessary or appropriate to effectuate the subordination as provided in this Article 3, and appoints the Security Trustee as the Holder’s attorney-in-fact for any and all such purposes.  Upon request of a Guarantor, and upon being furnished with an Officer’s Certificate stating that one or more named persons are holders of Senior Indebtedness of such Guarantor, or the representative or representatives of such holders, or the trustee or trustees under which any instrument evidencing such Senior Indebtedness may have been issued, and specifying the amount and nature of such Senior Indebtedness, the Security Trustee shall enter into a written agreement or agreements with such Guarantor and the person or persons named in such Officer’s Certificate providing that such person or persons are entitled to all the rights and benefits of this Article 3 as the holder or holders, representative or representatives, or trustee or trustees of such Senior Indebtedness specified in such Officer’s Certificate and in such agreement.  Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness, however, nothing herein shall impair the rights of any holder of Senior Indebtedness who has not entered into such an agreement.

3.9                                                                               Security Trustee May Hold Senior Indebtedness

The Security Trustee is entitled to all the rights set forth in this Article 3 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Guarantee deprives the Security Trustee of any of its rights as such holder.

3.10                                                                        Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of a Guarantor or by any non-compliance by a Guarantor with the terms, provisions and covenants of this Guarantee, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

3.11                                                                        Altering Senior Indebtedness

A holder of Senior Indebtedness has the right to extend, renew, modify or amend the terms of such Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with a Guarantor or any other Person, all without notice to or consent of the Holders of the Series 11 Preferred LP Units or the Security Trustee and without affecting the subordination herein, the liabilities and obligations of the parties to this Guarantee or the Holders of the Series 11 Preferred LP Units or the Security Trustee.

3.12                                                                        Additional Indebtedness

This Guarantee does not restrict any of the Guarantors from incurring any indebtedness for borrowed money or otherwise or mortgaging, pledging or charging its properties to secure any indebtedness.

ARTICLE 4
TERMINATION AND REMEDIES

4.1                                                                               Termination of Guarantee

(a)                                 This Guarantee shall terminate upon the occurrence of the following events:

(i)                                     either

(A)                               all of the outstanding Series 11 Preferred LP Units and Series 12 Preferred LP Units shall have been purchased and cancelled; or

(B)                               all of the Series 11 Preferred LP Units and Series 12 Preferred LP Units shall have been redeemed,

and, in each case, all amounts payable on the Series 11 Preferred LP Units, including all accrued and unpaid distributions, shall have been paid in full by the Partnership and/or the Guarantors, as the case may be; and

(ii)                                  all other sums payable by the Partnership in respect of the Series 11 Preferred LP Unit Obligations have been paid; and

the Guarantors shall confirm to the Security Trustee in writing the occurrence of either event under Section 4.1(a)(i).

(b)                                 At any time following the termination of all of the BRP Equity Preferred Share Guarantee Obligations of a Guarantor, provided that an officer of the Partnership certifies to the Security Trustee that no default then exists of any of the Guaranteed Obligations, such Guarantor shall be entitled to request in writing to the Security Trustee that it be fully and unconditionally released from all of its rights, obligations and liabilities under this Guarantee. Upon the delivery of any such written request to the Security Trustee by a Guarantor pursuant to the foregoing sentence, such Guarantor shall, without any further action in respect thereto, be deemed to have been irrevocably and unconditionally released of all its rights, obligations and liabilities under this Guarantee and will cease to be a Guarantor for purposes of this Guarantee.

(c)                                  All of the rights, obligations and liabilities of any Guarantor pursuant to this Guarantee shall terminate upon the conveyance, distribution or transfer  (including pursuant to a reorganization, consolidation, liquidation, dissolution, sale of any collateral, winding up, merger, amalgamation, arrangement or otherwise) of all or substantially all of such Guarantor’s properties, securities and assets to a Person that has assumed the obligations of such Guarantor pursuant to Article 7.

(d)                                 Upon termination (including any partial termination with respect to a Guarantor) of this Guarantee, the Security Trustee shall, upon request of a Guarantor, provide to such Guarantor written documentation acknowledging the termination (or partial termination with respect to a Guarantor) of this Guarantee.  Notwithstanding the termination (including any partial termination with respect to a Guarantor) of this Guarantee, the obligations of each Guarantor to the Security Trustee under Section 5.3 shall survive.

4.2                                                                               Suits for Enforcement by the Security Trustee

In the event that the Guarantors fail to pay the Series 11 Preferred LP Unit Obligations as required (an “Event of Default”) pursuant to the terms of this Guarantee, the Holders may, subject to Section 4.6, institute judicial proceedings for the collection of the moneys so due and unpaid, may prosecute such proceedings to judgment or final decree and may enforce the same against the Partnership and/or the Guarantors and may collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Guarantors.

If an Event of Default occurs and is continuing, the Security Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders, upon being indemnified and funded to its satisfaction by the Holders, by such appropriate judicial proceedings as the Security Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Guarantee or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

4.3                                                                               Security Trustee May File Proofs of Claim

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to a

Guarantor or the property of a Guarantor, the Security Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)                                 to file and prove a claim for any Series 11 Preferred LP Unit Obligation then due and payable and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Security Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Security Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding; and

(b)                                 to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same,

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Security Trustee.

Nothing herein contained shall be deemed to authorize the Security Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Series 11 Preferred LP Units or the rights of any Holder thereof or to authorize the Security Trustee to vote in respect of the claim of any Holder in any such proceeding.

4.4                                                                               Security Trustee May Enforce Claims Without Possession of Series 11 Preferred LP Units

All rights of action and claims under this Guarantee may be prosecuted and enforced by the Security Trustee without the possession of any of the Series 11 Preferred LP Units in any proceeding relating thereto, and any such proceeding instituted by the Security Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Security Trustee, its agents and counsel, be for the rateable benefit of the Holders of the Series 11 Preferred LP Units in respect of which such judgment has been recovered.

4.5                                                                               Application of Money Collected

Any money collected by the Security Trustee pursuant to this Article shall be applied in the following order:

FIRST, To the payment of all amounts due to the Security Trustee including, without limitation, the reasonable compensation, expenses, disbursements and advances of the Security Trustee in or about the execution of its trust, or otherwise in relation hereto, with interest thereon as herein provided;

SECOND, To the payment of all amounts due to the Holders of the Series 11 Preferred LP Units in respect of the costs, charges, expenses and advances incurred in connection with enforcing their rights hereunder;

THIRD, To the payment of any Preferred LP Unit Obligation then due and unpaid on a pro rata basis; and

FOURTH, The balance, if any, to the Person or Persons entitled thereto.

4.6                                                                               Limitation on Suits

No Holder of any outstanding Series 11 Preferred LP Units shall have any right to institute any proceeding, judicial or otherwise, with respect to this Guarantee, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:

(a)                                 such Holder has previously given written notice to the Security Trustee of a continuing Event of Default with respect to this Guarantee;

(b)                                 the Holders representing not less than 25% of the aggregate Liquidation Amount of all of the then outstanding Series 11 Preferred LP Units affected by such Event of Default (determined as one class), shall have made written request to the Security Trustee to institute proceedings in respect of such Event of Default in its own name as Security Trustee hereunder;

(c)                                  such Holder or Holders have provided to the Security Trustee reasonable funding, if requested by the Security Trustee, and reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

(d)                                 the Security Trustee for 15 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(e)                                  no direction inconsistent with such written request has been given to the Security Trustee during such 15-day period by the Holders representing a majority of the aggregate Liquidation Amount of all of the then outstanding Series 11 Preferred LP Units affected by such Event of Default (determined as one class);

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Guarantee to affect, disturb or prejudice the rights of any other Holders of the outstanding Series 11 Preferred LP Units, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Guarantee, except in the manner herein provided and for the equal and rateable benefit of all Holders of the outstanding Series 11 Preferred LP Units.

4.7                                                                               Restoration of Rights and Remedies

If the Security Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Guarantee and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Security Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Guarantors, the Security Trustee and the Holders of Series 11 Preferred LP Units shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Security Trustee and the Holders shall continue as though no such proceeding had been instituted.

4.8                                                                               Rights and Remedies Cumulative

No right or remedy herein conferred upon or reserved to the Security Trustee or to the Holders of Series 11 Preferred LP Units is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.  The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

4.9                                                                               Delay or Omission Not Waiver

No delay or omission of the Security Trustee or of any Holder of any Series 11 Preferred LP Units to exercise any right or remedy accruing upon an Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein.  Every right and remedy given by this Article or by law to the Security Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Security Trustee or by the Holders, as the case may be.

4.10                                                                        Control by Holders

The Holders representing not less than a majority of the aggregate Liquidation Amount of all of the then outstanding Series 11 Preferred LP Units affected by an Event of Default (determined as one class) shall have the right, after the occurrence and during the continuance of an Event of Default, to direct the time, method and place of conducting any proceeding for any remedy available to the Security Trustee, or exercising any trust or power conferred on the Security Trustee, with respect to this Guarantee, provided that in each case:

(a)                                 such direction shall not be in conflict with any rule of law or with this Guarantee;

(b)                                 the Security Trustee may take any other action deemed proper by the Security Trustee which is not inconsistent with such direction; and

(c)                                  the Security Trustee need not take any action which might involve it in personal liability or be unjustly prejudicial to the Holders of outstanding Series 11 Preferred LP Units not consenting to any such direction.

4.11                                                                        Waiver of Stay or Extension Laws

Each Guarantor covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Guarantee; and each Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Security Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

4.12                                                                        Undertaking for Costs

All parties to this Guarantee agree, and each Holder of any Series 11 Preferred LP Units by acceptance thereof and by acceptance of the benefits hereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Guarantee, or in any suit against the Security Trustee for any action taken, suffered or omitted by it as Security Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit and that such court may in its discretion assess reasonable costs, including reasonable lawyers’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to (i) any suit instituted by a Guarantor, (ii) any suit instituted by the Security Trustee, (iii) any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 25% of the aggregate Liquidation Amount of all of the then outstanding Series 11 Preferred LP Units, or (iv) any suit instituted in accordance with this Guarantee by any Holders for the enforcement of the payment of the Series 11 Preferred LP Unit Obligations.

ARTICLE 5
THE SECURITY TRUSTEE

5.1                                                                               Certain Duties and Responsibilities

(a)                                 The Security Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Guarantee, and no implied covenants or obligations shall be read into this Guarantee against the Security Trustee.

(b)                                 The Security Trustee, in exercising its powers and discharging its duties prescribed or conferred by this Guarantee, shall

(i)                                     act honestly and in good faith with a view to the best interests of the Holders of the Series 11 Preferred LP Units, and

(ii)                                  exercise that degree of care, diligence and skill a reasonably prudent trustee, appointed in respect of a guarantee indenture would exercise in comparable circumstances.

(c)                                  In the absence of bad faith on its part, the Security Trustee, in the exercise of its rights and duties hereunder, may conclusively act and rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates, opinions or other evidence furnished to the Security Trustee and conforming to the requirements of this Guarantee.  The Security Trustee shall not be liable for or by reason of any statements of fact or recitals in this Guarantee or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Guarantors (or by their agents).  The Security Trustee shall not in any way be responsible for the consequence of any breach on the part of a Guarantor (or by its agents) of any of the Guarantor’s covenants herein.

(d)                                 No provision of this Guarantee shall be construed to relieve the Security Trustee from the duties imposed on it in Section 5.1(b) or from liability for its own gross negligence or its own wilful misconduct, except that:

(i)                                     this Section 5.1(d) shall not be construed to limit the effect of Section 5.1(a) and (b);

(ii)                                  the Security Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Security Trustee was grossly negligent in ascertaining the pertinent facts;

(iii)                               the Security Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with an appropriate direction of the Holders pursuant to Section 4.10 relating to the time, method and place of conducting any proceeding for any remedy available to the Security Trustee, or exercising any trust or power conferred upon the Security Trustee, under this Guarantee; and

(iv)                              no provision of this Guarantee shall require the Security Trustee to expend or risk its own funds or otherwise incur any personal financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers except as herein expressly provided.

(e)                                  Whether or not herein expressly so provided, every provision of this Guarantee relating to the conduct or affecting the liability of or affording protection to the Security Trustee shall be subject to the provisions of this Section.

5.2                                                                               Certain Rights of Security Trustee

Subject to the provisions of Section 5.1:

(a)                                 the Security Trustee may rely absolutely and shall be protected in acting or refraining from acting upon any resolution, Officer’s Certificate or other certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained;

(b)                                 any order, request or direction of a Guarantor mentioned herein shall be sufficiently evidenced by a Guarantor Request or Guarantor Order and any resolution shall be sufficiently evidenced by a Board Resolution;

(c)                                  whenever in the administration of this Guarantee the Security Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Security Trustee (unless other evidence be herein specifically prescribed) may act and rely upon an Officer’s Certificate (i) as evidence of the truth of any statements of fact, and (ii) to the effect that any particular dealing or transaction or step or thing is, in the opinion of the officers so certifying, expedient, as evidence that it is expedient; provided that the Security Trustee may in its sole discretion, acting reasonably, require from any Guarantor or otherwise further evidence or information before acting or relying on such certificate;

(d)                                 the Security Trustee may employ or retain such agents, counsel and other assistants as it may reasonably require for the proper determination and discharge of its duties hereunder and shall be entitled to receive reasonable remuneration for all services performed by it and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and shall not be responsible for any misconduct on the part of any of them, any such costs and expenses which shall immediately become and form part of the Security Trustee’s fees hereunder;

(e)                                  the Security Trustee may, in relation to this Guarantee, act and rely on the opinion or advice of or on information obtained from any counsel, notary, valuer, surveyor, engineer, broker, auctioneer, accountant or other expert, whether retained by the Security Trustee or by any Guarantor or otherwise;

(f)                                   the Security Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in reliance thereon;

(g)                                  the Security Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Guarantee at the request or direction of any of the Holders pursuant to this Guarantee, unless such Holders shall have furnished to the Security Trustee reasonable funding and a reasonable indemnity, satisfactory to the Security Trustee, to protect and hold harmless the Security Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction and/or damage it may suffer by reason thereof as a condition to the commencement or continuation of such act, action or proceeding.  The Security Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Holders at whose instance it is acting, to deposit with the Security Trustee the unit certificates held by them respecting the Series 11 Preferred LP Units for which such unit certificates the Security Trustee shall issue receipts;

(h)                                 the Security Trustee shall not be required to take notice of any default under this Guarantee, other than payment of any moneys required by any provision of this Guarantee to be paid to it, unless and until notified in writing of such default, which notice shall clearly set out the nature of the default desired to be brought to the attention of the Security Trustee;

(i)                                     prior to the occurrence of an Event of Default under this Guarantee and after the curing of any such Event of Default which may have occurred, the Security Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, or other paper or document or any investigation of the books and records of any Guarantor (but the Security Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Security Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of a Guarantor, personally or by agent or attorney), unless requested to do so by the Act of the Holders representing a majority of the aggregate Liquidation Amount of all of the then outstanding Series 11 Preferred LP Units; provided, however, that the Security Trustee may require reasonable indemnity against the costs, expenses or liabilities likely to be incurred by it in the making of such investigation; and

(j)                                    the Security Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys, and the Security Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.  Any solicitors employed or consulted by the Security Trustee as counsel may, but need not be solicitors for a Guarantor.

5.3                                                                               Protection of Security Trustee

By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

(a)                                 the recitals contained herein, shall be taken as the statements of the Guarantors, and the Security Trustee shall not be liable for or assume any responsibility for their correctness;

(b)                                 the Security Trustee makes no representations as to, and shall not be liable for, the validity or sufficiency of this Guarantee;

(c)                                  nothing herein contained shall impose any obligation on the Security Trustee to see or to require evidence of registration or filing (or renewals thereof) of this Guarantee or any instrument ancillary or supplemental hereto;

(d)                                 the Security Trustee shall not be bound to give any notice of the execution hereof;

(e)                                  the Security Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of a Guarantor of any of the covenants herein contained or of any act of the agents or servants of a Guarantor; and

(f)                                   the Guarantors shall indemnify the Security Trustee (including its directors, officers, employees, representatives and agents) for, and hold it harmless against, any claim, demand, suit, loss, liability or expense (including any and all reasonable legal and adviser fees and disbursements) incurred without gross negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.  This indemnity will survive the termination (including any partial termination with respect to a Guarantor) or discharge of this Guarantee and the resignation or removal of the Security Trustee.

5.4                                                                               Security Trustee Not Required to Give Security

The Security Trustee shall not be required to give security for the execution of the trusts or its conduct or administration hereunder.

5.5                                                                               No Person Dealing with Security Trustee Need Enquire

No person dealing with the Security Trustee shall be concerned to enquire whether the powers that the Security Trustee is purporting to exercise have become exercisable, or whether any money remains due upon the Series 11 Preferred LP Units or to see to the application of any money paid to the Security Trustee.

5.6                                                                               May Hold Series 11 Preferred LP Units

Subject to applicable law, the Security Trustee or any other agent of a Guarantor, in its individual or in any other capacity, may become the owner or pledgee of the Series 11 Preferred LP Units and, subject to Section 5.8, may otherwise deal with the Guarantors with the same rights it would have if it were not the Security Trustee, and without being liable to account for any profit made thereby.

5.7                                                                               Moneys Held in Trust

Upon receipt of a direction from the Guarantors (acting jointly), the Security Trustee shall invest funds held by the Security Trustee in Authorized Investments in its name in accordance with such direction.  Any direction from the Guarantors to the Security Trustee shall be in writing and shall be provided to the Security Trustee no later than 9:00 a.m. on the day on which the investment is to be made.  Any such direction received by the Security Trustee after 9:00 a.m. ET or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. ET the next Business Day.  Any direction from the Guarantors (acting jointly) for the release of the funds must be received prior to 11:00 a.m. ET on the day on which the release of funds is to be made.  Any such direction for the release of funds received after 11:00 a.m. ET or on a non-Business Day, will be handled on a commercially reasonable efforts basis and may result in funds being released on the next Business Day.  For the purposes of this Section, “Authorized Investments” means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank (which may include an Affiliate or related party of the Security Trustee) provided that such obligation is rated at least R1 (middle) by DBRS Limited or an equivalent rating service.

In the event that the Security Trustee does not receive a direction or only a partial direction, the Security Trustee may hold cash balances constituting part or all of the funds and may, but need not, invest same in its deposit department, the deposit department of one of its Affiliates, or the deposit department of a Canadian chartered bank; but the Security Trustee, its Affiliates or a Canadian chartered bank shall not be liable to account for any profit to any parties to this Guarantee or to any other person or entity other than at a rate, if any, established from time to time by the Security Trustee, its Affiliates or a Canadian chartered bank.  For the purpose of this Section, “Affiliate” means affiliated companies within the meaning of the CBCA, and includes Computershare Investor Services Inc. and each of their affiliates within the meaning of the Business Corporations Act (Ontario).

5.8                                                                               Conflict of Interest

(a)                                 The Security Trustee represents to the Guarantors that at the time of the execution and delivery hereof and to the best of the Security Trustee’s knowledge and belief, no material conflict of interest exists in respect of the Security Trustee’s role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after becoming aware that a material conflict of interest exists, either eliminate the same or resign its trust hereunder.

(b)                                 If, notwithstanding Section 5.8(a), the Security Trustee has a material conflict of interest, the validity and enforceability of this Guarantee shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest.

(c)                                  If the Security Trustee contravenes Section 5.8(a), the Holders representing not less than 25% of the aggregate Liquidation Amount of all of the then outstanding Series 11 Preferred LP Units and Series 12 Preferred LP Units affected thereby may apply to the Ontario Superior Court of Justice for an order that the Security Trustee be replaced, and such court may make an order on such terms as it thinks fit.

5.9                                                                               Corporate Trustee Required; Eligibility

There shall at all times be a trustee hereunder which shall be a corporation resident or authorized to carry on the business of a trust company in Canada.  None of the Guarantors nor any Affiliate of a Guarantor shall serve as trustee.  If at any time the Security Trustee shall cease to be eligible in accordance with the provisions of this Section, the Security Trustee shall resign immediately in the manner and with the effect hereinafter specified in this Article.

5.10                                                                        Resignation and Removal; Appointment of Successor

(a)                                 Notwithstanding any other provisions hereof, no resignation or removal of the Security Trustee and no appointment of a successor trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor trustee in accordance with the applicable requirements of Section 5.11.

(b)                                 The Security Trustee may resign its trust and be discharged from all further duties and liabilities hereunder at any time with respect to the Guarantee by giving to the Guarantors 60 days’ notice in writing or such shorter notice as the Guarantors may accept as sufficient.  If the instrument of acceptance by a successor trustee required by Section 5.11 shall not have been delivered to the Security Trustee within 60 days after the giving of such notice of resignation, the resigning trustee may apply to the

Ontario Superior Court of Justice for an order for the appointment of a successor trustee with respect to the Guarantee.

(c)                                  The Security Trustee may be removed at any time by the Guarantors, except during an Event of Default.

(d)                                 If any time:

(i)                                     the Security Trustee shall fail to comply with Section 5.8(a); or

(ii)                                  the Security Trustee shall cease to be eligible under Section 5.9 and shall fail to resign after written request to do so by the Guarantors; or

(iii)                               the Security Trustee shall be dissolved, shall become incapable of acting or shall become or be adjudged a bankrupt or insolvent or a receiver of the Security Trustee or of its property shall be appointed or any public officer shall take charge or control of the Security Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case the Guarantors by Board Resolutions may remove the Security Trustee.

(e)                                  If the Security Trustee shall resign, be removed or become incapable of acting or if a vacancy shall occur in the office of the Security Trustee for any other reason, the Guarantors, by Board Resolutions, shall promptly appoint a successor trustee or trustees and shall comply with the applicable requirements of Section 5.11.  If, within one year after such resignation, removal or incapability or the occurrence of such vacancy, a successor trustee has not been successfully appointed in accordance with the terms hereof, a successor trustee shall be appointed by Act of the Holders representing a majority of the aggregate Liquidation Amount of all of the then outstanding Series 11 Preferred LP Units and Series 12 Preferred LP Units and the successor Trustee so appointed by the Holders shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 5.11, become the successor trustee.  If no successor trustee shall have been so appointed by the Guarantors or the Holders and such appointment accepted in the manner required by Section 5.11, the Security Trustee (at the Guarantors’ expense) or any Holder who is a bona fide Holder of the Series 11 Preferred LP Units or Series 12 Preferred LP Units may, on behalf of such Holder and all other Holders, apply to the Ontario Superior Court of Justice for any order for the appointment of a successor trustee.

(f)                                   The Guarantors shall give notice of each resignation and each removal of the Security Trustee and each appointment of a successor trustee to the Holders by mailing such notice to such Holders at their addresses as they shall appear on the list of Holders as provided by the Partnership to the Guarantors.  If the Guarantors shall fail to give such notice within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be given at the expense of the Guarantors.  Each notice shall include the name of the successor trustee and the address of its Corporate Trust Office.

5.11                                                                        Acceptance of Appointment by Successor Trustee

(a)                                 In case of the appointment hereunder of a successor trustee, each successor trustee so appointed shall execute, acknowledge and deliver to the Guarantors and to the retiring trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring trustee shall become effective and such successor trustee, without any further act, deed or conveyance (but subject to Section 5.11(b)), shall become vested with all the rights, powers, trusts and duties of the retiring trustee; but, on the request of the Guarantors or the successor trustee, such retiring trustee shall, upon payment of its fees and expenses then unpaid, execute, acknowledge and deliver an instrument transferring to such successor trustee all such rights, powers and trusts of the retiring trustee and shall duly assign, transfer and deliver to such successor trustee all property and money, if any, held by such retiring trustee hereunder.

(b)                                 In case of the appointment hereunder of a successor trustee, the Guarantors, the retiring trustee and such successor trustee shall execute, acknowledge and deliver an indenture supplemental hereto in which each successor trustee shall accept such appointment and which shall (i) contain such provisions as shall be deemed necessary or desirable to transfer and confirm to, and to vest in, such successor trustee all the rights, powers, trusts and duties of the retiring trustee to which the appointment of such successor trustee relates, (ii) add to or change any of the provisions of this Guarantee to the extent necessary to provide for or facilitate the administration of the trusts hereunder by more than one trustee, it being understood that nothing herein or in such supplemental indenture (except as specifically provided for therein) shall constitute such trustees co-trustees of the same trust and that each such trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such trustee; and upon the execution and delivery of such supplemental indenture, the resignation or removal of the retiring trustee shall become effective to the extent provided therein, and each such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring trustee with respect to the Guarantee to which the appointment of such successor trustee relates, and such retiring Trustee shall duly assign, transfer and deliver to each successor trustee all property and money held, if any, by such retiring trustee hereunder which the appointment of such successor trustee relates.

(c)                                  Upon request of any such successor trustee, the Guarantors shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor trustee all rights, power and trusts referred to in subsection (a) or (b) of this Section, as the case may be.

(d)                                 No successor trustee shall accept its appointment unless at the time of such acceptance such successor trustee shall be qualified and eligible under this Article.

5.12                                                                        Merger, Consolidation, Amalgamation or Succession to Business

Any corporation into which the Security Trustee may be merged or with which it may be consolidated or amalgamated, or any corporation resulting from any merger, consolidation or amalgamation to which the Security Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Security Trustee, shall be the successor of the Security Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or instrument or any further act on the part of any of the parties hereto.

5.13                                                                        Not Bound to Act

The Security Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Security Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable economic sanctions or anti-money laundering or anti-terrorist legislation, regulation or guideline.  Further, should the Security Trustee, in its sole judgment, determine at any time that its acting under this Guarantee has resulted in its being in non-compliance with any applicable economic sanctions or anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Guarantors, provided that (i) the Security Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Security Trustee’s satisfaction, acting reasonably, within such 10 day period, then such resignation shall not be effective.

5.14                                                                        Security Trustee’s Privacy Clause

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Guarantee.  Despite any other provision of this Guarantee, no party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws.  The Guarantors shall, prior to transferring or causing to be transferred personal information to the Security Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws.  The Security Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.  Specifically, the Security Trustee agrees: (i) to have a designated chief privacy officer; (ii) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (iii) to use personal information solely for the purposes of providing its services under or ancillary to this Guarantee and not to use it for any other purpose except with the consent of or direction from the Guarantors or the individual involved; (iv) not to sell or otherwise improperly disclose personal information to any third party; and (v) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

5.15                                                                        Compensation and Reimbursement

The Guarantors agree:

(a)                                 to pay to the Security Trustee from time to time reasonable compensation for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust); and

(b)                                 except as otherwise expressly provided herein, to reimburse the Security Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Security Trustee in accordance with any provision of this Guarantee (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith.

The Security Trustee’s remuneration, shall be payable out of any funds coming into the possession of the Security Trustee in priority to any payment of the Series 11 Preferred LP Unit Obligations.  The said remuneration shall continue to be payable whether or not this Guarantee shall be in the course of administration by or under the direction of a court of competent jurisdiction.  Any amount due under this Section and unpaid within 30 days after demand for such payment by the Security Trustee, shall bear interest at the then current rate of interest charged by the Security Trustee to its corporate customers.  This Section 5.15 shall survive the removal or termination of the Security Trustee and the termination (including any partial termination with respect to a Guarantor) of this Guarantee.

5.16                                                                        Third Party Interests

Each party to this Agreement (“Representing Party”) hereby represents to the Security Trustee that any account to be opened by, or interest to be held by, Security Trustee in connection with this Agreement, for or to the credit of such Representing Party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such Representing Party hereby agrees to complete, execute and deliver forthwith to Security Trustee a declaration, in Security Trustee’s prescribed form or in such other form as may be satisfactory to it, as to the particulars of such third party.

ARTICLE 6
HOLDERS’ LISTS AND REPORTS BY TRUSTEE AND GUARANTORS

6.1                                                                               List of Holders

The Partnership shall furnish or cause to be furnished to the Security Trustee at such times as the Security Trustee may request in writing, within five Business Days after the receipt by the Partnership of any such request, a list, in such form as the Security Trustee may reasonably require, of the names and addresses of the Holders as of a date not more than 15 days prior to the time such list is furnished, in each case to the extent such information is in the possession or control of the Partnership and is not identical to a previously supplied list of Holders or has not otherwise been received by the Security Trustee in its capacity as such.  The Security Trustee may destroy any list of Holders previously given to it on receipt of a new list of Holders.

6.2                                                                               Access to list of Holders

A Holder may, upon payment to the Security Trustee of a reasonable fee, require the Security Trustee to furnish within 10 days after receiving the affidavit or statutory declaration referred to below, a list setting out (i) the name and address of every Holder of Series 11 Preferred LP Units, (ii) the aggregate number of Series 11 Preferred LP Units owned by each such Holder, and (iii) the aggregate number of the Series 11 Preferred LP Units then outstanding, each as shown on the list provided to the Security Trustee by the Partnership pursuant to Section 6.1 dated as of the day that the affidavit or statutory declaration is delivered to the Security Trustee.  The affidavit or statutory declaration, as the case may be, shall contain (i) the name and address of the Holder, (ii) where the applicant is a corporation, its name and address for service, (iii) a statement that the list will not be used except in connection with an effort to influence the voting of the Holders of Series 11 Preferred LP Units, or any other matter relating to the Guarantee, and (iv) such other undertaking as may be required by applicable law.  Where the Holder is a corporation, the affidavit or statutory declaration shall be made by a director or officer of the corporation.

6.3                                                                               Communications to Holders

The rights of Holders to communicate with other Holders with respect to their rights under this Guarantee and the corresponding rights and privileges of the Security Trustee, shall be governed by applicable law.

Every Holder of Series 11 Preferred LP Units, by receiving and holding the same, agrees with the Guarantors and the Security Trustee that none of the Guarantors nor the Security Trustee nor any agent of any of them shall be held accountable by reason of any disclosure of information as to the names and addresses of Holders made pursuant to the terms hereof or applicable law.

ARTICLE 7
CONVEYANCE OR TRANSFER

7.1                                                                               Conveyance or Transfer; Only on Certain Terms

A Guarantor shall not convey, distribute or transfer all or substantially all of its properties, securities and assets to any Person or Persons (other than to a Person that is a Guarantor immediately prior to such conveyance, distribution or transfer), unless:

(a)                                 the Person or Persons which acquire by conveyance, distribution or transfer, all or substantially all of the properties, securities and assets of such Guarantor shall, unless such assumption shall occur by operation of law, expressly assume, by an indenture supplemental hereto, executed and delivered to the Security Trustee, in form satisfactory to the Security Trustee, acting reasonably, such Guarantor’s obligations hereunder for the Series 11 Preferred LP Unit Obligations and the performance and observance of every covenant of this Guarantee on the part of such Guarantor to be performed or observed; and

(b)                                 such Guarantor or such Person shall have delivered to the Security Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such conveyance,

distribution or transfer and such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

This Section shall only apply to conveyances, distributions and transfers by a Guarantor as transferor and shall not apply to any transfer by any Guarantor to another Guarantor or any subsidiary of any Guarantor.

7.2                                                                               Successor Person Substituted

Upon any conveyance, distribution or transfer of all or substantially all of the properties, securities and assets of a Guarantor to any Person in accordance with Section 7.1, the successor Person to which such conveyance, distribution or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the applicable Guarantor under this Guarantee with the same effect as if such successor Person had been named as such Guarantor herein, and in the event of any such conveyance, distribution or transfer, the applicable Guarantor shall be discharged of all obligations and covenants under this Guarantee.

ARTICLE 8
SUPPLEMENTAL INDENTURES

8.1                                                                               Supplemental Indentures Without Consent of Holders

Without the consent of any Holders, the Guarantors, when authorized by or pursuant to a Board Resolution, and the Security Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Security Trustee, for any of the following purposes:

(a)                                 to evidence the succession of another Person to a Guarantor and the assumption by any such successor of the covenants of the applicable Guarantor contained herein or to add another Person as a guarantor hereunder (with such Person thereafter becoming a Guarantor for purposes of this Guarantee); or

(b)                                 to add to the covenants of the Guarantors or to surrender any right or power herein conferred upon the Guarantors, both of which in the opinion of the Security Trustee, relying upon an Opinion of Counsel, is for the benefit of the Holders of all of the Series 11 Preferred LP Units and is not prejudicial to the rights of the Holders; or

(c)                                  to add any additional Events of Default; or

(d)                                 to evidence and provide for the acceptance of appointment hereunder by a successor trustee with respect to this Guarantee and to add to or change any of the provisions of this Guarantee as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one trustee, pursuant to the requirements of Section 5.11; or

(e)                                  to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Guarantee, which in the opinion of the Security Trustee, relying upon an Opinion of Counsel, shall not adversely affect the interests of the Holders of Series 11 Preferred LP Units in any material respect; or

(f)                                   to supplement any of the provisions of this Guarantee to such extent as shall be necessary to permit or facilitate the termination (including any partial termination with respect to a Guarantor) pursuant to Section 4.1; provided that in the opinion of the Security Trustee, relying upon an Opinion of Counsel, any such action (other than any action permitted by Section 4.1) shall not adversely affect the interests of the Holders of Series 11 Preferred LP Units in any material respect.

8.2                                                                               Supplemental Indentures with Consent of Holders

With the consent of either (i) the Holders representing not less than a majority of the aggregate Liquidation Amount of all of the then outstanding Series 11 Preferred LP Units, by Act of such Holders delivered to the Guarantors and the Security Trustee, or (ii) if a meeting of the Holders is called for obtaining such consent, Holders representing not less than a majority of the aggregate Liquidation Amount of all Series 11 Preferred LP Units represented at such meeting and voting in respect of such consent, the Guarantors, when authorized by or pursuant to Board Resolutions, and the Security Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Guarantee or of modifying in any manner the rights of the Holders under this Guarantee; provided, however, that no such supplemental indenture shall, without the consent of the Holders representing not less than 66 2/3% of the aggregate Liquidation Amount of all of the then outstanding Series 11 Preferred LP Units or, if a meeting of the Holders is called for obtaining such consent, Holders representing not less than 66 2/3% of the aggregate Liquidation Amount of all Series 11 Preferred LP Units represented at such meeting and voting in respect of such consent, as the case may be,

(a)                                 reduce the percentage of the aggregate Liquidation Amount of the outstanding Series 11 Preferred LP Units required for any such supplemental indenture, for any waiver of compliance with certain provisions of this Guarantee or certain defaults applicable hereunder and their consequences provided for in this Guarantee, or reduce the requirements of Section 11.4 for quorum or voting with respect to the Guarantee; or

(b)                                 modify any of the provisions of this Section, except to increase any such percentage or to provide that certain other provisions of this Guarantee cannot be modified or waived without the consent of the Holders of outstanding Series 11 Preferred LP Units.

8.3                                                                               Execution of Supplemental Indentures

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Guarantee, the Security Trustee shall be entitled to receive, and shall be fully protected in acting and relying upon, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Guarantee.  The Security Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Security Trustee’s own rights, duties or immunities under this Guarantee or otherwise.

8.4                                                                               Effect of Supplemental Indentures

Upon the execution of any supplemental indenture under this Article, this Guarantee shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Guarantee for all purposes.

8.5                                                                               Notice of Supplemental Guarantees

Promptly after the execution by the Guarantors and the Security Trustee of any supplemental indenture pursuant to the provisions of Section 8.2, the Guarantors shall give notice thereof to the Holders of each of the outstanding Series 11 Preferred LP Units affected, in the manner provided for in Section 1.6, setting forth in general terms the substance of such supplemental indenture.

ARTICLE 9
COVENANTS

9.1                                                                               Existence

Subject to Article 7, each Guarantor will do or cause to be done all things necessary to preserve and keep in full force and effect its existence and its rights and franchises and the rights and franchises of its subsidiaries; provided, however, that a Guarantor shall not be required to preserve any such right or franchise if the Guarantor shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Guarantor.

9.2                                                                               Security Trustee Not Required to Verify Liquidation Amount

The Guarantors will not require the Security Trustee to calculate or verify the Liquidation Amount.  When requested by the Security Trustee, a Guarantor shall deliver to the Security Trustee an Officer’s Certificate specifying the Liquidation Amount.

ARTICLE 10
PURCHASE OF SERIES 11 PREFERRED LP UNITS

10.1                                                                        Purchase of Series 11 Preferred LP Units

Subject to applicable law, at any time when a Guarantor is not in default hereunder, such Guarantor may purchase Series 11 Preferred LP Units at any price in the market (including purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender available to all Holders of Series 11 Preferred LP Units or by private contract, in each case in accordance with the terms of the Series 11 Preferred LP Units.

ARTICLE 11
MEETINGS OF HOLDERS OF SERIES 11 PREFERRED LP UNITS

11.1                                                                        Purposes for Which Meetings May Be Called

A meeting of the Holders of the Series 11 Preferred LP Units may be called at any time and from time to time pursuant to the provisions of this Article for one or more of the following purposes:

(a)                                 to give any notice to the Guarantors or to the Security Trustee, to give any directions to the Security Trustee, or to take any other action authorized to be taken by the Holders of the Series 11 Preferred LP Units pursuant to any of Sections 4.3 to 4.12;

(b)                                 to remove the Security Trustee and appoint a successor Trustee with respect to the Guarantee pursuant to the provisions of Article 5;

(c)                                  to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 8.2; or

(d)                                 to take any other action required or permitted to be taken by or on behalf of the Holders of any specified percentage of the aggregate Liquidation Amount of all of the then outstanding Series 11 Preferred LP Units under any other provision of this Guarantee or under applicable law.

11.2                                                                        Call, Notice and Place of Meetings

(a)                                 The Security Trustee may at any time request that the Partnership call, and upon receipt of such request the Partnership shall call or cause its transfer agent to call, a meeting of Holders of Series 11 Preferred LP Units for any purpose specified in Section 11.1, to be held at such time and at such place in Toronto, Ontario, or in such other place as the Security Trustee shall determine.  Notice of every meeting of Holders of Series 11 Preferred LP Units, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided for in Section 1.6, not less than 21 nor more than 180 days prior to the date fixed for the meeting. In all cases, it is the Partnership who is to bear all costs associated with calling, giving notice of, and holding the meeting.

(b)                                 In case at any time the Guarantors, pursuant to Board Resolutions, or the Holders representing at least 10% of the aggregate Liquidation Amount of all of the then outstanding Series 11 Preferred LP Units shall have requested the Security Trustee to request that the Partnership call a meeting of the Holders of Series 11 Preferred LP Units for any purpose specified in Section 11.1, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Security Trustee shall not have so requested or the Partnership shall not have mailed or caused to be mailed notice of such meeting within 21 days after receipt of such request and any required indemnification or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Guarantors or the Holders of

Series 11 Preferred LP Units representing the aggregate Liquidation Amount in the amount above specified, as the case may be, may determine the time and the place in Toronto, Ontario, or in such other place as the Security Trustee may approve for such meeting and may call such meeting for such purposes by giving notice thereof as provided in paragraph (a) of this Section.

11.3                                                                        Persons Entitled to Vote at Meetings

To be entitled to vote at any meeting of Holders of Series 11 Preferred LP Units, a Person shall be (1) a Holder of one or more outstanding Series 11 Preferred LP Units, or (2) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more outstanding Series 11 Preferred LP Units by such Holder or Holders.  The only Persons who shall be entitled to be present or to speak at any meeting of Holders of Series 11 Preferred LP Units shall be the Persons entitled to vote at such meeting and their respective counsel, employees or any representatives of the Security Trustee and its counsel, and any representatives of the Guarantors, the Partnership and their counsel.

11.4                                                                        Quorum; Action

The Holders representing not less than 25% of the aggregate Liquidation Amount of all of the then outstanding Series 11 Preferred LP Units shall constitute a quorum for a meeting of Holders of Series 11 Preferred LP Units.  In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Holders of Series 11 Preferred LP Units, be dissolved.  In any other case the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting prior to the adjournment of such meeting. Notice of the reconvening of any adjourned meeting shall be given as provided in Section 11.2(a), except that such notice need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened.

At the reconvening of any meeting adjourned for lack of a quorum, the Holders of Series 11 Preferred LP Units entitled to vote at such meeting present in person or by proxy shall constitute a quorum for the taking of any action set forth in the notice of the original meeting.

Except as limited by the proviso to Section 8.2, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted by the affirmative vote of the Holders representing not less than a majority of the aggregate Liquidation Amount of Series 11 Preferred LP Units represented at such meeting in person or by proxy; provided, however, that any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which this Guarantee expressly provides may be made, given or taken by the Holders of a specified percentage which is more or less than a majority of the aggregate Liquidation Amount of all of the then outstanding Series 11 Preferred LP Units, the same may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of not less than such specified percentage of the aggregate Liquidation Amount of all of the then outstanding Series 11 Preferred LP Units.

Any resolution passed or decision taken at any meeting of Holders of Series 11 Preferred LP Units duly held in accordance with this Section shall be binding on all the Holders of Series 11 Preferred LP Units, whether or not present or represented at the meeting.

11.5                                                                        Determination of Voting Rights; Conduct and Adjournment of Meetings

(a)                                 Notwithstanding any provisions of this Guarantee, the Security Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders of Series 11 Preferred LP Units in regard to proof of the holding of Series 11 Preferred LP Units and of the appointment of proxies and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as its shall deem appropriate.  Except as otherwise permitted or required by any such regulations, the holding of Series 11 Preferred LP Units shall be proved in the manner specified in Section 1.4 and the appointment of any proxy shall be proved in the manner specified in Section 1.4.  Such regulations may provide that written instruments appointing proxies may be presumed valid and genuine without the proof specified in Section 1.4 or other proof.

(b)                                 The Security Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Guarantors or by Holders of Series 11 Preferred LP Units as provided in Section 11.2(b), in which case the Guarantors or the Holders of Series 11 Preferred LP Units calling the meeting, as the case may be, shall in like manner appoint a temporary chairman.  A permanent chairman and a permanent secretary of the meeting shall be elected by vote of the Persons entitled to vote representing a majority of the aggregate Liquidation Amount of all of the then outstanding Series 11 Preferred LP Units represented and voted at the meeting.

(c)                                  Any meeting of Holders of Series 11 Preferred LP Units duly called pursuant to Section 11.2 at which a quorum is present may be adjourned from time to time by Persons entitled to vote representing a majority of the aggregate Liquidation Amount of all of the then outstanding Series 11 Preferred LP Units represented and voted at the meeting; and the meeting may be held as so adjourned without further notice.

11.6                                                                        Counting Votes and Recording Action of Meetings

The vote upon any resolution submitted to any meeting of Holders of Series 11 Preferred LP Units shall be by written ballot(s) on which shall be subscribed the signatures of the Holders of Series 11 Preferred LP Units or of their representatives by proxy and the number of outstanding Series 11 Preferred LP Units held or represented by them.  The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the permanent secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting.  A record, at least in duplicate, of the proceedings of each meeting of Holders of Series 11 Preferred LP Units shall be prepared by the permanent secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in Section 11.2 and, if applicable, Section 11.4.  Each copy shall be signed and verified by the affidavits of the permanent chairman and permanent secretary of the meeting and one such copy shall be delivered to the Guarantors, and another to the Security Trustee to be preserved by the Security Trustee, the latter to have attached thereto the ballots voted at the meeting.  Any record so signed and verified shall be conclusive evidence of the matters therein stated.

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This Guarantee may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same Guarantee.

IN WITNESS WHEREOF the parties hereto have duly executed and delivered this Guarantee as of the date first written above.

BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

By:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD RENEWABLE ENERGY L.P. by its general partner, BREP Holding L.P. by its general partner, BRP Bermuda GP Limited

By:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD BRP HOLDINGS (CANADA) INC.

By:	“Andrea Rocheleau”
	Name:	Andrea Rocheleau
	Title:	Senior Vice-President

BRP BERMUDA HOLDINGS I LIMITED

By:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

[GUARANTEE INDENTURE FOR SERIES 11 PREFERRED LP UNITS]

BROOKFIELD BRP EUROPE HOLDINGS (BERMUDA) LIMITED

By:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD RENEWABLE INVESTMENTS LIMITED

By:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	“Yana Nedyalkova”
	Name:	Yana Nedyalkova
	Title:	Corporate Trust Officer

By:	“Robert Morrison”
	Name:	Robert Morrison
	Title:	Corporate Trust Officer

[GUARANTEE INDENTURE FOR SERIES 11 PREFERRED LP UNITS]